FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today announced that the Annual Meeting of Shareholders of the Company, previously adjourned on May 10, 2017, was held on May 19, 2017 in Limassol, Cyprus (the "Annual Meeting").

At the Annual Meeting, each of the following proposals, which are set forth in more detail in the Notice of Annual Meeting of Shareholders and the Company's Proxy Statement sent to shareholders on or around March 29, 2017, was approved and adopted:

1.	The election of two Class I Directors to serve until the 2020 Annual Meeting of Shareholders ("Proposal One"); and
2.	The approval of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2017 ("Proposal Two").
The Annual Meeting was then adjourned to allow additional time for the solicitation of proxies with respect to the remaining business to be considered by shareholders at the Annual Meeting. The adjourned Annual Meeting will be held at 21 Vasili Michailidi Street, 3026 Limassol, Cyprus, on June 29, 2017 at 12:00 p.m. local time (the "Adjourned Annual Meeting"). The record date for the Adjourned Annual Meeting will be May 30, 2017. A Notice of Annual Meeting will be mailed to all shareholders of record on such date.

If you have not yet voted, please do so in accordance with the instructions in the notice and proxy card to be mailed to shareholders of record on May 30, 2017.  If you have already voted and do not wish to change your vote, your vote will count at the Adjourned Annual Meeting, and you do not need to vote again.

If you have any questions regarding the Adjourned Annual Meeting, or to receive assistance voting your shares, please contact the Company's proxy solicitor, Okapi Partners LLC, by telephone: +1 212 297 0720, toll-free (888) 785-6709 or by email: info@okapipartners.com.

Shareholders of the Company will consider and vote upon the following at the Adjourned Annual Meeting:

1.
To approve one or more amendments to the Company's Amended and Restated Articles of Incorporation to effect one or more reverse stock splits of the Company's issued common stock, each at a ratio of not less than one-for-two and not more than one-for-100 and in the aggregate at a ratio of not more than one-for-1,000, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors in its discretion, and to authorize the Company's board of directors to implement any such reverse stock split at any time prior to the date of the Company's 2019 Annual Meeting of Shareholders by filing an amendment to the Company's Amended and Restated Articles of Incorporation ("Proposal Three"); and

2.	To transact other such business as may properly come before the Annual Meeting or any adjournment thereof.
Adoption of Proposal Three requires the affirmative vote of the holders of a majority of all outstanding shares eligible to attend and vote at the Adjourned Annual Meeting.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740) that was filed with the Commission with an effective date of August 13, 2014, the Company's registration statement on Form F-3 (File no. 333-215748) that was filed with the Commission with an effective date of March 7, 2017, and the Company's registration statement on Form F-3 (File No. 333-216944) that was filed with the SEC with an effective date of May 11, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: May 24, 2017	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President